Exhibit 12.1

Equity LifeStyle Properties, Inc.

Computation of Ratio of Earnings to

Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

		Year Ended December 31,
	Nine Months Ended September 30, 2017	2016	2015	2014	2013	2012
Income before equity in income of unconsolidated joint ventures	159,527	184,527	146,423	132,433	75,208	61,848
Combined fixed charges and preferred stock dividends	$81,638	111,256	114,957	121,569	127,802	138,605

Earnings	$241,165	$295,783	$261,380	$254,002	$203,010	$200,453

Interest incurred	72,053	98,316	101,777	107,866	113,566	118,596
Amortization of deferred financing costs and other	2,676	3,714	3,954	4,429	4,956	5,396
Perpetual Preferred OP unit Distributions	—	—	—	—	—	—
Preferred stock dividends	6,910	9,226	9,226	9,274	9,280	14,613

Combined fixed charges and preferred stock dividends	$81,638	$111,256	$114,957	$121,569	$127,802	$138,605

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.95	2.66	2.27	2.09	1.59	1.45